UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71242

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12.19.2024 (MM/DD/YY) AND ENDING 12.31.2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Turn Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 East Sheridan Avenue, Suite 300
(No. and Street)

Oklahoma City	Oklahoma	73104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Godwin	(405) 602-2146	chad@firstturnsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad Godwin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Turn Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST TURN SECURITIES, LLC

(A wholly owned subsidiary of First Turn Holdings, LLC)
(SEC I.D. No. 8-71242)

Report Pursuant to Rule 17a-5 of
The Securities and Exchange Commission

Financial Statements and Supplemental Schedules
(Including Report of Independent Registered Public Accounting Firm)

For the Period December 19, 2024 (inception) to December 31, 2025

These financial statements and schedule(s) should be deemed confidential
pursuant to Subparagraph (e)(3) of SEC Rule 17a-5.

Table of Contents

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Member
First Turn Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of First Turn Securities, LLC as of December 31, 2025, and the related statements of operations, changes in member equity and cash flows for the period December 19, 2024 (inception) to December 31, 2025, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of First Turn Securities, LLC as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Turn Securities, LLC's management. My responsibility is to express an opinion on First Turn Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to First Turn Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of First Turn Securities, LLC's financial statements.

The supplemental information is the responsibility of First Turn Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as First Turn Securities, LLC's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
January 27, 2026

FIRST TURN SECURITIES, LLC

Statement of Financial Condition

December 31, 2025

ASSETS		
Cash	$	24,040
Prepaid deposits and expenses		2,573
TOTAL ASSETS	$	26,613
Accounts payable, accrued expenses and other liabilities		7,086
TOTAL LIABILITIES	$	7,086
Commitments and Contengencies (Note 11)		-
MEMBER'S EQUITY		19,527
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	26,613

The accompanying notes are an integral part of these financial statements.

FIRST TURN SECURITIES, LLC
Statement of Operations
For the Period December 19, 2024 (inception) to December 31, 2025

REVENUE

Company service fees	$	12,500
Total revenue		12,500

EXPENSES

Legal and professional fees	30,709
Occupancy	3,546
Communications, data, and technology	4,800
Regulatory fees	9,221
Promotion and advertising	64
Other expenses	798
Total expenses	49,138

NET LOSS	$	(36,638)

FIRST TURN SECURITIES, LLC
Statement of Cash Flows
For the Period December 19, 2024 (inception) to December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(36,638)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
(Increase) Decrease in Operating Assets:		
Prepaid deposits and expenses		(706)
Increase (Decrease) in Operating Liabilities:		
Due to other		(7,558)
Accounts payable, accrued expenses and other liabilities		4,746
Net cash used in operating activities		(40,156)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed by members		18,000
Net cash provided by financing activities		18,000
NET DECREASE IN CASH		(22,156)
CASH AT BEGINNING OF PERIOD		46,196
CASH BALANCE AT END OF PERIOD	$	24,040
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements.

FIRST TURN SECURITIES, LLC
Statement of Changes in Member's Equity
For the Period December 19, 2024 (inception) to December 31, 2025

BALANCE AT DECEMBER 19, 2024	$	38,165
Capital contributions		18,000
Net loss		(36,638)
BALANCE AT DECEMBER 31, 2025	$	19,527

FIRST TURN SECURITIES, LLC
Notes to the Financial Statements
For the Period December 19, 2024 (inception) to December 31, 2025

1. **Organization and Nature of Business**

   First Turn Securities, LLC (the "Company"), a Texas Limited Liability Company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received approval from the SEC and FINRA to operate as a broker-dealer on December 19, 2024. The Company is a wholly owned subsidiary of First Turn Holdings, LLC (the "Parent").

   The Company operates as a securities broker-dealer engaged primarily in merger and acquisition advisory services, private placement of securities, and commission-sharing arrangements with unaffiliated broker-dealers. The Company's activities are limited to a single line of business and are subject to various risks and uncertainties, including the possibility that anticipated business opportunities may not develop as expected.

   Liquidity Matters

   The Company has incurred operating losses and has funded its operations through capital contributions from its Parent. As a newly established broker-dealer, the Company is in the early stages of building its platform and expects to begin generating revenue in the coming year. Management believes that the Company's current cash balance together with projected revenue, will be sufficient to fund the Company's operating plan for at least 12 months following the issuance of these financial statements. In addition, the Parent has indicated its intent to provide additional capital contributions as needed for the foreseeable future, which management believes will enable the Company to continue its operations until it achieves sustainable revenue generation.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2025 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   In accordance with GAAP, management is required to make estimates and assumptions in the preparation of the financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FIRST TURN SECURITIES, LLC
Notes to the Financial Statements
For the Period December 19, 2024 (inception) to December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Cash and Cash Equivalents

The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2025, the Company had no cash equivalents.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2025 financial statements.

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Current Expected Credit Losses (CECL)

The Company follows ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"), which requires a current expected credit loss ("CECL") methodology for certain financial assets measured at amortized cost. Under CECL, expected credit losses are estimated over the life of the financial asset and recorded at inception or purchase.

The Company's financial assets consist primarily of cash. Management considers cash assets to have minimal credit risk due to the short-term nature, high liquidity, and historical experience. No accounts receivable were outstanding at December 31, 2025, and, given that the Company's revenue consists solely of Company Fees collected from registered representatives, management believes that exposure to credit losses is not significant. Management regularly monitors the Company's financial assets to ensure that any potential risk is appropriately managed.

FIRST TURN SECURITIES, LLC
Notes to the Financial Statements
For the Period December 19, 2024 (inception) to December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has concluded that there are no tax obligations stemming from unacknowledged tax benefits associated with uncertain income tax positions taken or anticipated for the year ended December 31, 2025. Any tax returns for the years ended December 31, 2024 and thereafter remain open and are therefore subject to audit by the taxing authorities. No income tax returns are currently under examination.

Revenue Recognition

The Company has adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). Under this guidance, revenue is recognized to depict the transfer of promised services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

ASC 606 requires the Company to apply a five-step model: (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. The transaction price may include variable consideration, to the extent it is probable that a significant reversal of revenue will not occur when the uncertainty is resolved. Services within the scope of ASC 606 include private placement of securities, merger and acquisition advisory services, referral activities and commission-sharing arrangements with other broker-dealers.

Company Fees - The Company, pursuant to the terms of the Advisor Agreement, charges fees for services that include registration, licensing, and operational support. Revenue related to these fees is recognized in the period in which the related costs are incurred.

Segment Reporting

The FASB issued ASU 2023-07, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2024. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. For further discussion, see Note 9 to the financial statements.

FIRST TURN SECURITIES, LLC
Notes to the Financial Statements
For the Period December 19, 2024 (inception) to December 31, 2025

3. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses signify advance payments made for forthcoming goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2025, the Company's prepaid deposits and expenses amounted to $2,573 and this figure is disclosed in the Statement of Financial Condition.

4. **Occupancy**

The Company has entered into a Third-Party agreement for office space. During the period ended December 31, 2025, the Company recognized rent expenses of $3,546 under this arrangement. The agreement is on a month-to-month basis and may be terminated by either party.

5. **Related Parties**

The Company has an expense-sharing agreement ("ESA") with the Parent under which the Parent provides coverage for errors and omissions insurance. No expense allocation has been made under this agreement as of December 31, 2025. The allocation of insurance expense will commence once the Company engages in securities transactions.

The Company maintains an ESA with an affiliate, under which the affiliate allocates software-related expenses incurred on behalf of the Company. The agreement may be terminated at any time by either party.

The Company also has an ESA with a third party, whereby the third party allocates occupancy, internet, and phone expenses incurred on the Company's behalf (see Note 4 for additional details). This agreement operates on a month-to-month basis and may be terminated by either party.

6. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. As the Company is still within its first year of operations, the ratio of aggregate indebtedness to net capital cannot exceed 800%. After the first year, this ratio increases to 1,500%. The Rule also prohibits the Company from engaging in securities transactions if its net capital falls below $5,000, and restricts the withdrawal of equity capital or the payment of cash dividends if the aggregate indebtedness exceeds 1,000% of net capital.

At December 31, 2025, the Company had net capital of $16,954 which was $11,954 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 41.8%.

The Company does not claim an exemption from Securities Exchange Act Rule 15c3-3 ("Customer Protection Rule"). The Company relies on Footnote 74 of the 2013 Release to the Securities Exchange Act to comply with the provisions of Rule 15c3-3. Under this guidance, the Company does not carry accounts of customers or hold customer funds or securities, thereby meeting the requirements of the Rule.

FIRST TURN SECURITIES, LLC
Notes to the Financial Statements
For the Period December 19, 2024 (inception) to December 31, 2025

7. **Restrictions on Contributed Capital**

During the period ending December 31, 2025, the Company received capital contributions from its Parent totaling $18,000. Contributions made prior to FINRA and SEC approval of the Company are restricted from withdrawal until one year from the date of effective date of FINRA/SEC approval. Contributions made after effective date of FINRA/SEC approval are restricted from withdrawal for one year from the date of infusion. In both instances, withdrawals may only occur if prior written authorization is obtained from FINRA.

8. **Concentrations and Credit Risks**

The Company maintains its cash balances at a depository bank insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Deposits in excess of FDIC insurance limits, if any, are subject to credit risk. As of December 31, 2025, the Company's cash balances did not exceed the FDIC-insured limit, thereby mitigating the credit risk associated with cash holdings.

The Company's revenue to date consists solely of Company Fees charged to its registered representatives. As a result, all revenue is concentrated in this source. This concentration affects the Company's results until sustainable revenue from other sources is established.

9. **Segment Reporting**

The Company operates as a securities broker-dealer in a single line of business, offering services including private placements of securities, investment banking, and commission sharing. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from company fees during the period ending December 31, 2025.

10. **Subordinated Liabilities**

As of December 31, 2025, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

11. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2025, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

FIRST TURN SECURITIES, LLC
Notes to the Financial Statements
For the Period December 19, 2024 (inception) to December 31, 2025

11. **Commitments and Contingencies**

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or rental commitments (other than as disclosed in Note 4), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

12. **Subsequent Events**

The Company has evaluated events and transactions that occurred after December 31, 2025, through the date of the issued financial statements. No events have occurred that require recognition or disclosure in the financial statements.

<u>Supplementary Information Section</u>

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the Period December 19, 2024 (inception) to December 31, 2025

FIRST TURN SECURITIES, LLC
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

For the Period December 19, 2024 (inception) to December 31, 2025

Computation of Net Capital

Total Member's Equity	$	19,527
Non-Allowable Assets		(2,573)
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	16,954

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	886
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		5,000
Greater of the aggregate-indebtedness requirement and the minimum dollar net capital requirement.		5,000
Excess Net Capital	$	11,954

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	7,086
Percentage of Aggregate Indebtedness to Net Capital		41.80%

Computation of Reconciliation of Net Capital

There were no material differences reported as Net Capital in the audited computation of Net Capital as of December 31, 2025 and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report and required under Rule 15c3-1 and filed on January 7, 2026.

FIRST TURN SECURITIES, LLC

Schedule II - Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the Period December 19, 2024 (inception) to December 31, 2025

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule l 5c3-3 and information relating to the possession or control requirement pursuant to Rule l 5c3-3 are not applicable.

FIRST TURN SECURITIES, LLC

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period December 19, 2024 (inception) to December 31, 2025

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025, without exception.

FIRST TURN SECURITIES, LLC

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

For the Period December 19, 2024 (inception) to December 31, 2025

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691

Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Members
First Turn Securities, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) First Turn Securities, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business activities exclusively to merger and acquisition advisory services, private placement of securities and commission sharing with other broker dealers and therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

 Ferrara CPA
Hamilton, New Jersey
January 27, 2026



INVESTMENT BANK AND M&A

4 East Sheridan Avenue Suite 300
Oklahoma City Ok 73104

Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
For the period ended December 31, 2025

First Turn Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to merger and acquisition advisory services, private placement of securities and commission sharing with other broker dealers.

3. The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

First Turn Securities, LLC

I, Chad Godwin, affirm that, to the best of my knowledge and belief, this Exemption Report is accurate and complete.

Chad Godwin | CEO
January 27, 2026